SUBSIDIARIES OF THE REGISTRANT



Intrenet, Inc.
December 31, 1998

		Advanced Distribution System, Inc., a Florida corporation

		Eck Miller Transportation Corporation, an Indiana corporation

		Mid-Western Transport, Inc., an Indiana corporation

		Roadrunner Enterprises, Inc., an Indiana corporation

		INET Logistics, Inc., an Indiana corporation